

02005570

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 21 2002

SEC FILE NUMBER
8-48087

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newberg Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

735 John Barry Drive
(No. and Street)

Bryn Mawr	PA	19010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred E. Newberg, President 610-520-1066
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rudney Solomon Cohen & Felzer PC, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

919 Conestoga Rd. Ste. 200 Bldg. 1	Rosemont	PA	19010
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred E. Newberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newberg Capital, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Fred E. Newberg
Signature

President
Title

Susan H. Kaplan
Notary Public

NOTARIAL SEAL
SUSAN H. KAPLAN, Notary Public
Radnor Twp., Delaware County
My Commission Expires Feb. 28, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NEWBERG CAPITAL, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001



RUDNEY SOLOMON COHEN & FELZER PC



NEWBERG CAPITAL, INC.

TABLE OF CONTENTS

Certified Public Accountants • Established 1930
919 Conestoga Rd., Suite 200, Building One • Rosemont, PA 19010-1391 • (610) 527-7750 • FAX (610) 527-2391
Members: Private Companies Practice Section of American Institute of Certified Public Accountants; Pennsylvania Institute of Certified Public Accountants

RUDNEY SOLOMON COHEN & FELZER PC 

January 16, 2002

To the Board of Directors of
Newberg Capital, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of NEWBERG CAPITAL, INC. as of December 31, 2001 and 2000 and the related statements of changes in stockholder's equity, income and changes in financial condition for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newberg Capital, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rudney Solomon Cohen & Felzer PC
RUDNEY SOLOMON COHEN & FELZER PC
Certified Public Accountants

Certified Public Accountants • Established 1930
919 Conestoga Rd., Suite 200, Building One • Rosemont, PA 19010-1391 • (610) 527-7750 • FAX (610) 527-2391
Members: Private Companies Practice Section of American Institute of Certified Public Accountants; Pennsylvania Institute of Certified Public Accountants

NEWBERG CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

ASSETS

	2001	2000
Current Assets		
Cash	$14,992	$13,782
Investments	33,100	33,100
Total Current Assets	48,092	46,882
TOTAL ASSETS	$48,092	$46,882

STOCKHOLDER'S EQUITY

	2001	2000
Stockholder's Equity		
Common stock (1,000 shares authorized, 100 shares issued and outstanding, par value $.01)	1	1
Paid-in Capital	39,999	39,999
Retained Earnings	8,092	6,882
TOTAL STOCKHOLDER'S EQUITY	$48,092	$46,882

SEE NOTES TO FINANCIAL STATEMENTS

NEWBERG CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock $.01 Par Value	Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2000	$1	$9,999	$3,527	$13,527
Net Income - Year Ended December 31, 2000	-	-	3,534	3,534
Distribution	-	-	(179)	(179)
Additional Paid-In Capital	-	30,000	-	30,000
Net Income - Year Ended December 31, 2000	1	39,999	6,882	46,882
Net Income - Year Ended December 31, 2001	-	-	1,210	1,210
BALANCE AT DECEMBER 31, 2001	$1	$39,999	$8,092	$48,092

SEE NOTES TO FINANCIAL STATEMENTS

NEWBERG CAPITAL, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Income		
Fees	$3,300	$5,250
Rebates	200	1,200
Total Income	3,500	6,450
Expenses		
Accounting and legal	1,425	1,250
Insurance expense	150	150
Taxes	-	100
Association dues	1,069	1,655
Bank charges	-	38
Total Expenses	2,644	3,193
Income Before Interest Income	856	3,257
Interest Income	354	277
NET INCOME	$1,210	$3,534

SEE NOTES TO FINANCIAL STATEMENTS

NEWBERG CAPITAL, INC.

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Cash Flows From Operating Activities		
Net income from continuing operations	$ 1,210	$ 3,534
Cash Provided by Operating Activities	1,210	3,534
Cash Flows From Investing Activities		
Purchase of investments	-	(33,100)
Distributions	-	(179)
Additional paid-in capital	-	30,000
Cash Flow (Used By) Investing Activities	-	(3,279)
Net Increase in Cash and Cash Equivalents	1,210	255
Cash and Cash Equivalents at Beginning of Year	13,782	13,527
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 14,992	$ 13,782
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE NOTES TO FINANCIAL STATEMENTS

NEWBERG CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE #1 INCORPORATION OF COMPANY AND BASIS OF ACCOUNTING

Newberg Capital, Inc. (the Company) was formed on October 27, 1994 in the State of Pennsylvania for the purpose of conducting corporate finance and venture capital activities.

NOTE #2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The more significant accounting policies are summarized below.

Nature of Operations - The Company's primary objective is to pursue capital raising for young emerging companies.

S Corporation Income Tax Status - The Company has elected S corporation treatment, whereby its stockholder, rather than the Company, is liable for federal and state income taxes on the Company's taxable income.

Cash and Cash Equivalents - For purposes of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of seven days to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE #3 NET CAPITAL REQUIREMENTS

The Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of $18,092 which exceeds the required net capital of $5,000.

NOTE #4 INVESTMENTS

The Corporation purchased 2,500 warrants of common stock of the NASDAQ Stock Market, Inc. The cost and fair market value of the securities at December 31, 2001 and 2000 is $33,100.

NEWBERG CAPITAL, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Net Capital

Total consolidated stockholder's equity	$48,092
Deduct stockholder's equity not allowable for net capital	-
total stockholder's equity qualified for net capital	48,092
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits- deferred income taxes payable	-
Total Capital and Allowable Subordinated Liabilities	$48,092
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	$33,100
Exchange memberships	-
Furniture, equipment, and leasehold improvements	-
Other assets	-

NEWBERG CAPITAL, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Net Capital		
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver: number of items	-	
Aged short security differences: number of items	-	
Secured demand note deficiency	-	
Commodity futures contract and spot commodities - proprietary capital charges	-	
Other deductions and/or charges	-	33,100
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (FORWARDED)		$14,992

NEWBERG CAPITAL, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

-continued-

Net Capital		
Net capital before haircuts on securities positions (brought forward)		$14,992
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f):		
Contractual securities commitments	-	
Deficit in securities collateralizing secured demand notes	-	
Trading and investment securities:		
Bankers' acceptances, certificates of deposit, and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Undue concentrations	-	
Other	-	-
NET CAPITAL		$14,992

NEWBERG CAPITAL, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

-continued-

Aggregate Indebtedness		
Items included in Statement of Financial Condition:		
Short term bank loans (secured by customers' securities)	$	-
Drafts payable		-
Payable to brokers and dealers		-
Payable to clearing broker		-
Payable to customers		-
Other accounts payable and accrued expenses		-
Items not included in Statement of Financial Condition:		
Market value of securities borrowed for which no equivalents value is paid or credited		-
Other recorded amounts		-
Less: Adjustments based on special reverse bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required:		
Company	$	5,000
Broker-dealer subsidiary		-
TOTAL	$	5,000
Excess Net Capital	$	9,992
Excess Net Capital at 1000%	$	14,992
Percentage of Debt to Debt - Equity		0%
Total Computed in Accordance with Rule Rule 15c3-1(d)		

NEWBERG CAPITAL, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Reconciliation with Company's Computation (included in Park II of Form X-17A-5 as of December 31, 2001)	$14,992
Net capital, as reported in Company's Part II (unaudited) FOCUS report	
Allowable assets erroneously reported as nonallowable:	
Deposits	-
Accrued interest receivable	-
Difference due to offsetting various asset accounts against related liabilities	-
Net audit adjustments	-
Other items, net	-
NET CAPITAL PER ABOVE	$14,992

NEWBERG CAPITAL, INC.

SCHEDULE 2

COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Newberg Capital, Inc. claims a K-1 exemption from the SEC Rule 15C3-3.

RUDNEY SOLOMON COHEN & FELZER PC


SUPPLEMENTAL REPORT OF INDEPENDENT ACCOUNTANTS

January 16, 2002

Board of Directors
Newberg Capital, Inc.

We have examined the financial statements of NEWBERG CAPITAL, INC. for the year ended December 31, 2001, and have issued our report thereon dated January 16, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC) and regulation 1.16 of the Commodity Futures Trading Commission (CFTC) we made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) and CFTC regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants • Established 1930
919 Conestoga Rd., Suite 200, Building One • Rosemont, PA 19010-1391 • (610) 527-7750 • FAX (610) 527-2391
Members: Private Companies Practice Section of American Institute of Certified Public Accountants; Pennsylvania Institute of Certified Public Accountants



Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and Commodities Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the use of management, Securities and Exchange Commission, Commodity Futures Trading Commission, the National Association for Securities Dealers and the National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Rudney Solomon Cohen & Felzer PC
CERTIFIED PUBLIC ACCOUNTANTS

RUDNEY SOLOMON COHEN & FELZER ■ Certified Public Accountants ■ 919 Conestoga Rd., Building One, Suite 200 ■ Rosemont, PA 19010-1391

NEWBERG CAPITAL, INC.

SUPPLEMENTAL SCHEDULE

STATEMENT OF CHANGES IN FINANCIAL CONDITION

DECEMBER 31, 2001

Balance - January 1, 2001		$46,882
Net income (loss)		1,210
Additions (includes non-conforming capital of	-)	
Deductions (includes non-conforming capital of	-)	-
BALANCE - DECEMBER 31, 2001		$48,092